

October 17, 2014

Via E-mail
Mr. James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

      Re: Nucor Corporation
               Form 10-K
               Filed February 28, 2014
               No. 1-4119

Dear Mr. Frias:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Terence O'Brien

                                      Terence O'Brien
                                      Branch Chief